[Pillsbury Winthrop Shaw Pittman LLP Letterhead]
September 18, 2006
Noelle Matteson
Phone: 650.233.4523
noelle.matteson@pillsburylaw.com
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010
Attn: Mr. Don Hunt

Re:	Oculus Innovative Sciences, Inc.-Registration Statement on Form S-1 (File No. 333-135584)
Ladies and Gentlemen:
     On behalf of Oculus Innovative Sciences, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.
     Amendment No. 1 to the Registration Statement contains disclosures of events which have occurred since the initial filing as well as revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated July 28, 2006. Set forth below are the Registrant’s responses to the Staff’s comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Copies of the Staff’s letter and marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also, in the next amendment, please fill in the blanks throughout the filing, and note that we may have additional comments after you do so.

September 18, 2006

Response: The Registrant confirms that any preliminary prospectus circulated will include all non-Rule 430A information, including the price range and related information, based on a bona fide estimate of the public offering price within that range. All blanks in the Registration Statement have been completed except for price range-related information and other information that has not yet been determined.
2.	Please provide us with copies of any graphics or artwork that you intend to use in your prospectus. We may have further comment after reviewing those materials.
Response: Copies of the Registrant’s artwork for the inside back cover have been filed with Amendment No. 1. The Registrant will provide the artwork for the inside front cover supplementally.
3.	We note that on your website you reference distribution of your products in Iran, Sudan, and Syria, countries identified by the U.S. State Department as state sponsors of terrorism, and subject to U.S. economic sanctions. Please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, distributors, affiliates or other direct or indirect arrangements. Discuss sales or other contacts with the governments of these countries, including government-owned or controlled entities, and private parties. Please also describe any potential or actual military uses of your products, other than wound care.
Response: The Registrant supplementally advises the Staff that it has not sold any products in the above-referenced countries and it has removed reference to these countries from its website. The Registrant has also amended its distribution agreement to eliminate these countries as territories in which the distributor is authorized to sell. The Registrant does not sell its products for military purposes and is not aware of any actual military uses. Because the Registrant’s products have uses in burns, first-aid and surgical dressings and as a liquid disinfectant, they could be used for military purposes.
4.	Discuss for us the materiality to you of your contacts with Iran, Sudan, and Syria, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem

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important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran, Sudan, and Syria.
Response: We refer the Staff to the Registrant’s response to Comment #3 above.
Prospectus Summary, page 1
Oculus Innovative Sciences, Inc., page 1
5.	Please clarify your disclosure in the final two paragraphs of this section so that potential investors can more readily identify the products you are currently marketing, those for which you are seeking or plan to seek regulatory approval, and the geographic markets for each. Consider presenting this information in bullet point or tabular format.
Response: The Registrant has revised the disclosure as requested.

September 18, 2006

6.	Please tell us whether all of the sources of the data cited in the prospectus have consented to your use of their data and whether any reports were prepared specifically for your use.
Response: The Registrant supplementally notes that each source of data cited in the prospectus has consented to the use of their respective data. The Registrant confirms for the Staff that none of the reports cited were prepared specifically for the Registrant’s use.
7.	Please revise the “Principal Risks” subsection of your summary to present the information disclosed using bullet points, subcaptions or another more readable format.
Response: The Registrant has revised the disclosure as requested.
The Offering, page 4
8.	Please expand your disclosure to address the treatment of shares reserved for future grants under your 2006 stock incentive plan.
Response: The Registrant has revised the disclosure as requested.
Summary Consolidated Financial Data, page 5
9.	Please revise the table in footnote (1) on page 5 and footnote (1) on page 30 to remove the caption which currently shows the totals of the stock-based compensation expense amounts presented in the individual income statement line items. We refer you to Section I.C.2 of the 12/1/05 Current Accounting and Disclosures Issues in the Division of Corporation Finance, which can be accessed at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.
Response: The Registrant has revised the disclosure as requested.
Risk Factors, page 7
10.	If true, please add a risk factor that addresses the fact that your Articles of Incorporation will authorize the issuance of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, that authorized but unissued shares may be issued without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

September 18, 2006

Response: The Registrant has revised the disclosure as requested.
We may incur significant liabilities..., page 9
11.	Please disclose whether you are aware of the Mexican Ministry of Health’s intent to pursue claims against you. Also disclose the statute of limitations, if any, that would limit the MOH’s ability to bring claims in the future.
Response: The Registrant assumes that the Commission’s inquiry pertains to the Ministry of Finance. The Registrant supplementally advises the Staff that it is unaware of any intent on the part of either the Ministry of Finance or the Mexican Ministry of Health to pursue any potential claims against the Registrant. The Registrant is hesitant to include this mitigating language in the risk factor. The Registrant has been informed by counsel in Mexico that the statute of limitations, including for actions for fraud, is five years from the date of the Registrant’s last tax return, which was March 31, 2006, under the Mexican Federal Fiscal Code, and has revised the disclosure accordingly.
12.	Please revise the MD&A to discuss your relationship with MOH. We note the first and last sentences of this risk factor.
Response: The Registrant has revised the disclosure as requested.
We are in a dispute with the licensor..., page 12
13.	Please disclose the material amount of your revenues from the patent license. Also, clarify whether the loss of the patent licenses may affect sales of your products outside of Japan. In addition, file the agreement as an exhibit.
Response: The Registrant supplementally advises the Staff that the Registrant does not generate any revenue from this patent license. This license covers nine Japanese issued or pending patent applications on a precursor to the current Microcyn technology. The nine Japanese patents do not cover the current commercialized products, method of manufacturing, apparatus or therapeutic applications. The loss of the license will not affect the Registrant’s ability to commercialize its products outside Japan. The Registrant has attempted to avoid providing mitigating language in its risk factor disclosure.
     The Registrant respectfully submits that, for the reasons stated above, the patent license is not material to its current business and that filing it as a material contract would give it undue significance.

September 18, 2006

Capitalization, page 25
14.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.
Response: The Registrant has revised the disclosure as requested.
Management’s Discussion and Analysis..., page 31
15.	We note your discussion of the need to perform clinical trials on your Microcyn platform technology and your disclosure on page 3 that clinical trials will be “lengthy and expensive.” We further note your reference on page 18 to development of a compound with potential applications in oncology. Provide more details of the specific plans to pursue commercialization of your products and product candidates, quantify the estimated costs and discuss the expected funding/financing sources. You should also discuss the expected timing of these events.
Response: The Registrant has revised the disclosure as requested.
Discontinued Operations, page 33
16.	Please file as exhibits the agreements with Quimica Pasteur.
Response: The Registrant has filed the agreements as requested.
Comparison of Years Ended March 31, 2006 and March 31, 2005, page 36
Cost of Revenues, pages 36 and 38
17.	Please revise to discuss the specific reasons for the significant gross loss each period and your plans and efforts to generate gross profit from your products and services. In addition, discuss the expected impact to Oculus Innovative Sciences if you are not able to do this.
Response: The Registrant has revised the disclosure as requested.
Liquidity and Capital Resources, page 39
18.	Please tell us how you will account for the warrants issued in connection with the Loan and Security Agreement entered into in June 2006.

September 18, 2006

Response: The Registrant has accounted for the warrants issued in connection with the Loan and Security Agreement entered into in June 2006 (which is a line of credit obligation) as a debt issuance cost in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables.” The warrants were recorded at fair value on the date of issuance, using the Black-Scholes options pricing model. Assumptions used were as follows: (a) fair value of the underlying stock was $4.50; (b) risk-free interest rate of 5.15%; (c) contractual life of 11 years; (d) dividend yield of 0%; and (e) volatility of 70%. The fair value of the warrants, which amounted to $1,047,000, is being presented as debt issuance costs on the June 30, 2006 balance sheet. These costs are being amortized as interest expense over the term of the parts of the credit facility, which expire at various times through April 2009.
     As indicated in response to Comment 43, the Registrant Statement has been revised to include the Registrant’s financial statements for the quarter ended June 30, 2006, in accordance with Rule 3-12 of Regulation S-K. The Registrant’s accounting for these warrants is included in the June 30, 2006 financial statements.
Business, page 44
19.	Please file the consents required by Rule 436 for the physician clinical studies summarized in your prospectus.
Response: The Registrant has filed the consents as requested.
Overview, page 44
20.	Please revise the first paragraph here and in the summary to clarify that you do not have the necessary regulatory approvals to market Microcyn in the United States as a drug.
Response: The Registrant has revised the disclosure as requested.
Our Products — Microcyn Platform, page 49
21.	Please clarify how each of the products listed in the table differ. We note, for example, the varying indications for “Dermacyn Wound Care” in the United States, European Union and Canada. Are these different products? Also, please reconcile your product indication descriptions here with your disclosure on page

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3, which implies that the United States and European Union versions of Dermacyn are identical to one another and to Microyn60 in Mexico.
Response: The Registrant has revised the disclosure as requested. The Registrant advises the Staff that the description of the indications set forth in the table were taken from the actual labels of each product. As such, the Registrant sought to avoid any potential mischaracterization in explaining the technical terms. The Registrant, however, has revised disclosure elsewhere in the Registration Statement.
22.	Please explain technical terms, such as “stasis ulcers.”
Response: The Registrant has revised the disclosure to explain the technical terms as requested.
Clinical Trials and Physician Studies, page 51
Completed Trials and Studies, page 51
23.	Please specify which of the studies you sponsored and disclose the details of your sponsorship, quantifying the extent of your sponsorship if possible.
Response: The Registrant has revised the disclosure as requested.
24.	Revise your disclosure to identify Dr. Luca Dalla Paola as a member of your business and medical advisory board.
Response: The Registrant has revised the disclosure as requested.
25.	Tell us how you selected the physician clinical studies to highlight in your prospectus and provide us with details regarding the seven additional studies not summarized in the prospectus.
Response: The Registrant supplementally advises the Staff that it selected the highlighted studies for inclusion in the Registration Statement as they contained the most relevant data in terms of the significance to the Registrant’s current and planned business and were conducted under the most controlled conditions. Each of the studies highlighted, except for the study conducted by Dr. Barrera, enrolled more than 60 patients in each group and measured the healing time/ hospital stays and/or the reduction in the microbial load. Dr. Barrera’s study also measured the reduction of hospital stay and bacterial strains in peritonitis, a

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difficult to treat wound. The Barrera study highlights the non-toxicity of Microcyn in a very sensitive part of the body and the effectiveness in reducing the high amount of bacteria around the intestine.
     In selecting the studies to highlight, the Registrant decided to include only controlled studies. Some of the studies described below (such as the studies of Drs. Paz, Wolvos and Bongiovanni) are case studies and were not considered for inclusion for that reason. The Registrant decided not to include the studies of Drs. Flores, Martinez-Munive and Paz because they are in the dental area, which is not a primary target market for the Registrant. The Registrant did not include the study of Dr. Ramirez because its primary focus was improvement of quality of life, which is not easily quantifiable as are data on specific clinical endpoints. The studies of Dr. Fermin Martinez did not have quantifiable end points, so the difference between the Microcyn group and the control group could not be easily measured. Finally, while Dr. Piaggessi’s study was a controlled study, a relatively small number of patients were enrolled.
     The Registrant supplementally provides to the Staff the following summary of the nine additional studies.
     Dr. Cuauhtémoc Ramirez, a surgeon and phlebologist in the International Clinic in Matamoros, Mexico, conducted a 12-month study to determine the clinical benefits of superficial surgery and adjuvant therapy with Dermacyn in chronic venous ulcers. A total of 61 adults with venous ulcer of at least 10 years’ duration, at least 3 centimeters in length or width and an ankle:brachial pressure index of at least 0.8 were included. The primary end-point was quality of life and the secondary purpose was to determine complete healing of ulcers on the trial leg and adverse events. The Microcyn group experienced significant improvement in quality of life (as defined in the study). In addition, 78% of ulcers treated with Microcyn healed in 9 months or less, compared to 47% in the control group. Approximately 20% of the patients treated with Microcyn reported a burning sensation. The study reported that the sensation was self limited and lasted a few minutes at the most. It disappeared in the second or third day of application and had no impact in the healing process.
     Dr. Fremin Martínez de Jesus, the president of the Mexican Diabetic Foot Association, a group associated with the International Working Group on Diabetic Foot, conducted a study with Microcyn in diabetic feet necrobiosis in 2005 comparing the use of Microcyn on 20 patients to the use of povidone iodine on 20 patients. The study was designed to examine the effect of Microcyn on fetid odor

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and cellulitis around ulcers, a reduction of which indicates slowing of progression of infection in diabetic foot ulcer. The results of this study showed significant reduction of fetid odor and cellulitis around ulcers. No adverse events were reported for the Microcyn group.
     Dr. Juan Paz, a specialist in maxillo facial surgery at the ISSTE Hospital in Colima, Mexico, conducted a study with Microcyn in two case studies involving maxillo facial surgery. In one case, Microcyn was used to treat a fistula on the buccal gingiva in the patient. The patient was advised to rinse her mouth daily with Microcyn for two minutes. Dr. Paz reported that the patient’s symptoms resolved in 48 hours, and the extent of healing after 15 days was unexpected, since the normal healing process would normally be expected to take several weeks. In the second case, Microcyn was used to rinse the mouth prior to surgery and to irrigate during the surgical procedure. Dr. Paz reported that the surgical field bled less than expected as compared to similar studies. No adverse events were reported.
     Dr. Miguel A. Flores, a dental specialist at the University Michoacana de San Nicolás de Hidalgo in Michoacan, Mexico, conducted two studies. In one study, Dr. Flores used Microcyn to treat 109 patients with a diagnosis of root canal infection, comparing the results against results obtained from using sodium hypochlorite on 129 patients. Two patients had an acute local post-operative reaction after the root canal treatment with Microcyn, while 16 patients had such a post-operative reaction in the group treated with sodium hypochlorite. Dental losses only occurred in the hypochlorite group and none in the Microcyn control group. Ten patients in the Microcyn control group experienced a slight burning sensation on the tongue when gargling with Microcyn. In these cases, the burning sensation occurred only in the first two days of application and it was only necessary to instruct the patients to spit out the solution. The burning dissipated without any other secondary effect. This study reported no contraindications for the use of Microcyn.
     Dr. Flores also reported a study conducted in 2004 on 14 patients with similar symptoms of frequent gingival bleeding due to peridontal disease. The patients were treated with Cavitron and Microcyn. The patients were instructed to use Microcyn as a mouthwash for two minutes three times per day. In none of the patients were adverse signs or symptoms observed in the use of Microcyn as an irrigating solution or a mouthwash. The period of resolution was two to four

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weeks, and bleeding upon brushing resolved in all patients within 24 hours to four days. The report noted that these times for resolution were unexpectedly short.
     Dr. Wolvos, a surgeon and medical director of Scottsdale Healthcare Wound Management Center of Arizona, conducted a study in June 2005 using Microcyn for cleansing, moistening and irrigating various types of wounds and ulcers, including postoperative wounds, traumatic wounds, decubitus ulcers, diabetic foot wounds, and dehisced abdominal wall wounds with exposed abdominal wall mesh, of 60 patients. The report showed that Microcyn was useful as a wound irrigation solution, a solution to moisten gauze dressings, and as the irrigation solution with the VAC Instill system, in a broad range of wounds. No adverse effects were reported
     Cheryl Bongiovanni, Ph.D., the Director of Lake Wound Clinics in Lakeville, Oregon, conducted a study commencing in November 2005 using Microcyn to treat multiple types of infected chronic and acute wounds of eight patients. The study was designed to examine the effect of Microcyn on microbial load reduction in various types of wounds, including diabetic foot wounds, pressure ulcers and traumatic ulcers. The study showed that Microcyn was effective in reducing bacterial load, enhancing local blood supply, accelerating development of neovascularity and providing a wound environment that was hostile to opportunistic organisms. The solution was effective against MRSA and VRSA bacteria, which are known to be antibiotic-resistant. No adverse events were reported.
     Dr. Alberto Piaggesi, Head of the Sezione Piede Diabetico, Axienda Ospedaliera Universitaria Pisana, Italy, conducted a study beginning in July 2005 in wide post-surgical infected ulcers of the diabetic foot, comparing the results of Microcyn on 18 patients to the results of povidone iodine on 15 patients. The study showed the Microcyn group to have significantly shorter healing time and a greater healing at 6 months, as compared to the povidone iodine group. No adverse events were reported for the Microcyn group.
Sales and Marketing, page 54
26.	Please file all material agreements required by Item 601(b) of Regulation S-K, including any material distribution agreement.
Response: The Registrant notes the Staff’s comment. The Registrant advises the Staff that it does not believe any of its distribution agreements are material to

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its business at this time. Specifically, the Registrant is not presently earning material revenues under these agreements and respectfully submits that filing them as material contracts may give them an undue sense of significance.
27.	Please revise the last paragraph of this section to specify the regulatory approvals needed and disclose the steps you have taken to receive those approvals.
Response: The Registrant has revised the disclosure as requested.
Other Market Opportunities, page 55
28.	Please disclose the amount of material revenues from each of the other market opportunities, such as the percentage of revenues from veterinary medicine.
Response: The Registrant supplementally advises the Staff that it does not currently generate material revenues from any of these other market opportunities. The Registrant has revised the disclosure to so indicate.
29.	Please expand the second paragraph on page 55 to identify the leading manufacturer. Also, file the agreement as an exhibit.
Response: The Registrant respectfully advises the Staff that the manufacturer has not consented to the disclosure of its identity. In addition, the Registrant respectfully submits that the agreement is not material to the Registrant’s business at this time as it has received no revenue to date under the agreement. The Registrant submits that filing the agreement as a material contract may give the agreement unwarranted significance. If it should become a material agreement, the Registrant will file it as an exhibit.
30. Please expand the third full paragraph on page 56 to specify the regulatory approvals needed.
Response: The Registrant has revised the disclosure as requested.
Research and Development, page 56
31.	Please expand your disclosure to explain what your “L3 anti-viral compound” is and to provide details of the referenced preclinical studies. Please reconcile your development of this compound with your statement in the first sentence of this section regarding the goals of your research and development program.

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Response: The Registrant has revised the disclosure as requested.
Intellectual Property, page 57
32.	Please clarify the significance of having (i) filed provisional, as opposed to non- provisional, patent applications and (ii) received a notice of allowance from the U.S. Patent and Trademark Office.
Response: The Registrant has revised the disclosure as requested.
Foreign Regulation, page 65
33.	Please disclose in greater detail the government regulatory approval processes for those jurisdictions in which you manufacture, market or sell your products, including, for example, Mexico.
Response: The Registrant has revised the disclosure as requested.
Executive Officers, Key Employees and Directors, page 67
34.	Please discuss the business experience during the past five years of Mr. Alimi.
Response: The Registrant has revised the disclosure as requested.
Employment, Severance and Change of Control Arrangements, page 74
35.	Please tell us how you will account for the additional options that will be granted upon completion of the offering discussed on page 74.
Response: The Registrant would like to advise the Staff that it intends to account for these options in accordance with SFAS No. 123(R)-“Share-Based Payment,” using the Black Scholes option pricing model to determine the fair value. The options will be fully expensed in the period they are granted. The Registrant has revised the Registration Statement discussion in Related Party Transactions to include a discussion of this expense.
Equity Compensation Plans, page 75
36. Please summarize the material terms of your 2006 Stock Incentive Plan.
Response: The Registrant has revised the disclosure as requested.

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Physician Advisors, page 79
37.	Please clarify how you compensate your clinical investigational board.
Response: The Registrant has revised the disclosure as requested.
38.	Please clarify the role of the business and medical advisory board and the clinical investigational board by including specific information regarding their activities for your company.
Response: The Registrant has revised the disclosure as requested.
39.	Please tell us whether the physicians disclosed in this section have consented to the description of their role with you.
Response: The Registrant supplementally advises the Staff that each of the named physicians has so consented.
Related Party Transactions, page 81
40.	Please disclose the payments to date to White Moon Medical.
Response: The Registrant has revised the disclosure as requested.
41.	Please clarify why all options held by your directors will vest upon completion of this offering. For example, was this a term of their original option agreements or plan?
Response: The Registrant has revised the disclosure as requested.
Change in Independent Registered Public Accounting Firm, page 93
42.	Please revise to provide all disclosures required by Item 304 of Regulation S-K and the Exhibit 16 letter from PricewaterhouseCoopers.
Response: The Registrant has revised the disclosure and filed Exhibit 16.1 as requested.
Financial Statements, page F-1
43.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

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Response: The Registrant has revised the Registration Statement to include the financial information required by Rule 3-12 of Regulation S-X.
44.	Include updated accountants’ consents with all amendments to the filing.
Response: The Staff’s comment is noted and updated consents will be filed as requested.
Consolidated Statements of Cash Flows, page F-7
45.	We note that the effect of exchange rates on cash of $144, $(127), and $(14) for fiscal 2006, 2005 and 2004, respectively, are the same as the foreign currency translations on your consolidated statements of stockholders’ equity (deficit). Please tell us whether you prepared the statement of cash flows for your foreign operations using the exchange rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95. Revise as necessary.
Response: The Registrant notes the Staff’s observations relating to the manner in which it presented the effect of exchange rates on cash and cash equivalents in its statements of cash flows for the years ended March 31, 2004, 2005 and 2006. The Registrant advises the Staff that it is aware of the guidance provided in SFAS 95 paragraph 25. In addition, the Registrant’s auditors identified and brought this matter to its attention. The Registrant advises the Staff that, after having analyzed the differences between the amounts presented and the effects of using average exchange rates, the Registrant deemed the differences to be insignificant in each of the periods presented. Such differences amounted to approximately $4,000 in 2004, and $30,000 in each of 2005 and 2006. Accordingly, the Registrant respectfully submits that it does not believe it is necessary to modify the presentation in the financial statements.
Note 3 — Summary of Significant Accounting Policies, page F-8
Accounts Receivable, page F-10
46.	Please clarify the nature of the government charge-backs and how these are recorded in your financial statements.
Response: The Registrant has revised the disclosure as requested.

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Note 8 — Accrued Expenses and Other Current Liabilities, page F-19
47.	Please tell us the nature of the accrual for stock option rescission.
Response: The Registrant supplementally advises the Staff that it may have inadvertently violated applicable California securities law with respect to option grants under the Registrant’s 1999, 2000 and 2003 stock option plans. Pursuant to California Securities Law (“CSL”), issuers can be liable to offerees for failure to obtain a required permit from the California Department of Corporations or otherwise qualify securities. Such a failure gives rise to a claim of the offeree to rescind or to require the repurchase of the securities, which allows the offeree to sue to recover (i) the consideration paid for such security plus legal interest, less the amount of any income received therefrom, upon the tender of such security, or (ii) for damages, if the offeree no longer owns the security, or if the consideration given for the security is not capable of being returned. A substantial majority of the offerees were in California.
     Employee stock options typically fall within the category of securities for which consideration is not capable of being returned. Consequently, the repurchase of the option is used to terminate the civil liability for grants of employee stock options that are not in compliance with applicable CSL. According to information obtained telephonically from the California Department of Corporations, the repurchase offer price for options should be 20% of the aggregate exercise price for all outstanding options (whether or not vested) held by the offeree plus legal interest.
     The statute of limitations for claims for rescission/repurchase is two years from the date of the violation or one year from the date of discovery by the offeree of the facts constituting the violation, whichever occurs first.
     APB 25 paragraph 25 and SFAS 123 paragraph 25, both of which are titled “Awards That Call for Settlement in Cash,” require entities to record stock based compensation awards as liability instruments when the optionee/employee has the ability to compel the entity to settle the award by transferring cash or other assets. In addition, other accounting literature (including literature relating to accounting for derivative financial instruments) requires liability classification when a net cash settlement is in the holder’s control. The Registrant believes that since the optionee/employee holders of these awards possessed a free standing right to require cash settlement that liability classification of these awards is required under APB 25 and SFAS 123 (the standards applicable at the time of grant) and

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that by analogy, such treatment is consistent with the principles of other literature relating to the classification of financial instruments. Accordingly, these awards were classified by the Registrant as liability instruments for their estimated cash settlement amounts.
Note 9 — Long-Term Debt, page F-19
48.	We note that you allocated a portion of the proceeds from your debt financings to warrants. Please revise to disclose the significant assumptions used to value the warrants.
Response: The Registrant notes the Staff’s observations relating to the absence of the significant assumptions used to value the warrants issued with debt related financings in Note 9 — Long-Term Debt. The significant assumptions are currently disclosed in Note 12 — Stockholders’ Equity. The Registrant has cross referenced Note 12 to direct the reader to the significant assumptions used to value the warrants.
Note 12 — Stockholders’ Equity, page F-24
Valuation of Common Stock, page F-27
49.	Provide us with an itemized chronological schedule detailing each issuance of your preferred shares, ordinary shares, stock options and warrants during the last 12 months. Include the following information for each issuance or grant date:
a.	Number of shares issued or issuable in the grant

b.	Purchase price or exercise price per share

c.	Any restriction or vesting terms

d.	Management’s fair value per share estimate

e.	How management determined the fair value estimate

f.	Identity of the recipient and relationship to the company

g.	Nature and terms of any concurrent transactions with the recipient

h.	Amount of any recorded compensation element and accounting literature relied upon
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share

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determinations to the current estimated IPO price per share, identifying all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. Also, indicate when discussions were initiated with your underwriter(s).
Response: Attached as an appendix to this letter, the Registrant has supplementally provided information in response to the Staff’s comment.
50.	We note that you refer to an independent valuation on page F-27. While you are not required to make reference to this independent valuation, when you do so, you must name the expert and file their written consent. See Item 601(b) of Regulation S-K. In addition, revise to disclose the method the expert used to determine the fair value of the common stock.
Response: The Registrant has filed the consent and revised the disclosure as requested.
Note 17 — Discontinued Operations, page F-32
51.	Please disclose why you believe you will not have any loss exposure for the unpaid taxes related to your involvement with QP.
Response: The Registrant has revised the disclosure as requested.
Part II
Recent Sales of Unregistered Securities — Page II-1
52.	Please revise your disclosures generally to include all of the information required by Item 701 of Regulation S-K, including, among other things, the following:
•	Please identify by name or by class the persons to whom the securities were sold.

•	Where an offering was conducted in reliance on Regulation D, please disclose the specific Regulation D exemption relied upon and the facts that supported the availability of that exemption.

•	Where an offering was conducted in reliance on Rule 701, please disclose the facts that supported the availability of that exemption.

September 18, 2006

•	Please provide the disclosures required by Item 701(b) with respect to any underwriters, placement agents, finders or other persons who participated in any offering.
Note that this disclosure item is not limited to equity transactions. We note for example the debt transactions referenced on page 39.
Response: The Registrant has revised the disclosure as requested. The Registrant would like to advise the Staff that it has not issued any securities to consultants upon the exercise of options to purchase the Registrant’s common stock.
53.	Rather than describing unrelated transactions on a group basis, please revise the second paragraph to separately provide all of the information required by Item 701 of Regulation S-K for each issuance to consultants.
Response: The Registrant has revised the disclosure as requested.
54.	Provide the disclosure required by Item 701 of Regulation S-K for the warrants issued pursuant to section 6 of the loan and security agreement filed as Exhibit 10.13 and all of the warrants described on pages 25 and page F-26.
Response: The Registrant has revised the disclosure as requested.
Item 17. Undertakings, page II-3
55.	Please provide the undertakings contained in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.
Response: The Registrant respectfully submits that the undertaking in Item 512(a)(5)(ii) is not applicable in this instance and the Registrant has revised the disclosure to include the undertakings in Item 512(a)(6).
Exhibits
56.	Please file all other required exhibits to allow sufficient time for staff review.
Response: The Staff’s comment has been noted.
57.	Please tell us how your filing of forms of promissory notes as exhibits 4.7 through 4.10 satisfies the requirements of Regulation S-K Item 601.

September 18, 2006

Response: The Registrant respectfully advises the Staff that each of the forms of promissory notes filed as Exhibits 4.7 through 4.10 were filed in reliance on Item 601(a)(2) of Regulation S-K. The Registrant has filed the requisite schedule identifying the other documents omitted and the material details in which such documents differ from each of the forms as filed.
* * * * *
     Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4523. Comments can also be sent via facsimile at (866) 743-0981.
Very truly yours,
/s/ Noelle Matteson
Noelle Matteson

cc:	Hojabr Alimi William C. Davisson III S. K. Burks G. A. Lombardi

Appendix A
     The Registrant supplementally advises the Staff of the following in response to Comment 47:
     While not reflected in the Registration Statement, as filed, the Registrant currently anticipates a public offering price range of $5.22 to $6.81 per share (on a pre-reverse split basis) for the Registrant’s common stock. A future amendment to the Registration Statement will give effect to an anticipated reverse stock split, which will depend on market conditions and the underwriters’ estimate of an appropriate valuation.
Stock Options
     Table A, below, lists data regarding all options granted to employees and directors from July 1, 2005 through August 2006. The Registrant believes that all of the options listed in Table A were granted at least the then-current fair value of the common stock as determined by the Registrant’s Board of Directors at the time of each grant. The Registrant believes that its 2004 Stock Incentive Plan (the “Option Plan”) meets the required criteria set forth in APB Opinion No. 25 and in the Internal Revenue Code of 1986, as amended (the “Code”) that are essential to classify option grants as non-compensatory. The terms of the Option Plan require that incentive stock options have exercise prices equal to at least 100% of the fair market value of the common stock at the time of grant. All options granted to employees since July 1, 2005 were intended to be incentive stock options or were otherwise granted at least 100% of the then-current fair market value.
     In the absence of a public trading market, the Board of Directors considered a variety of factors to determine the fair of its common stock value at each option grant date, including the factors described below:
     • independent valuations of the common stock obtained in July 2005 and June 2006;
     • the option grants involved illiquid securities in a private company;
     • the shares of common stock acquired upon exercise are subject to vesting (generally 20% after the first year and ratably per month over the remaining three years or 1/60th per month over the five years);
     • the price of the convertible preferred stock issued by the Registrant and the rights, preferences and privileges of the Registrant’s preferred stock over the common stock, including:
     • the participation rights of the holders of Preferred Stock that provide for pro rata sharing of liquidation proceeds with the holders of common stock (up to a specified cap for each series of Preferred Stock) after the payment of the aggregate liquidation preference to the holders of Preferred Stock;
     • the conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into common

Stock unless the price per share is an initial public offering with aggregate offering proceeds of at least $20.0 million;
     • the conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into common stock unless the price per share in an initial public offering with aggregate offering proceeds of at least $20.0 million;
     • the cumulative nature of the Series A Preferred Stock dividends of $.09 per share commencing on January 1, 2006, payable prior to the payment of any other dividends;
     • the non-cumulative nature of the Series B Preferred Stock dividends, with annual dividends of $0.225, when and if declared, per share prior to the payment of any other dividends;
     • Series C dividends and warrants; and
     • the voting powers of holders of Preferred Stock relative to holders of common stock.
     • the Registrant’s performance and progress in implementing its business strategy;
     • equity market conditions; and
     • the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the Registrant, given prevailing market conditions.
     The Registrant believes that the actions of its Board to establish the fair market value of the common stock at such dates were prudent and determined using due care so as to comply with the requirements of APB Opinion No. 25 as to non-compensatory options and to preserve the status of such options as incentive stock options under the Option Plan and the Code. Accordingly, no stock based compensation expense has been recognized with respect to these grants.
     Table A — Options Granted to Employees and Board Members

						Exercise
						Price as a %
				Exercise Price as	Mid-point of	of Mid-point
			Preferred Stock	a Percentage of	Expected	of Expected
Grant Date	Number of Shares	Exercise Price	Price	Preferred Stock	Filing Range	Filing Range
10/1/05	2,173,000	$2.54	$4.50	56%	$6.01	42%
1/3/06	220,000	$2.54	$4.50	56%	$6.01	42%

							Exercise
							Price as a %
					Exercise Price as	Mid-point of	of Mid-point
			Preferred Stock		a Percentage of	Expected	of Expected
Grant Date	Number of Shares	Exercise Price	Price		Preferred Stock	Filing Range	Filing Range
3/31/06	175,000	$3.00	$4.50		67%	$6.01	50%
7/27/06	680,500	$3.00	$4.50	*	67%	$6.01	50%
* In May 2006, the Registrant began to sell units consisting of shares of its Series C convertible preferred stock plus warrants to purchase common stock at $4.50 per unit.
     The exercise price for the grants in October 2005 determined based on a report issued by Valuation Research Corporation (“VRC”) in July 2005, which report valued the Registrant’s common stock at $2.54 per share. In arriving at its conclusion, VRC relied on the income approach to establish the total equity value of the Registrant and the option pricing method to allocate value to the various equity components. The exercise price of the options granted in March 2006 was based upon the Board’s determination of market value considering the aforementioned valuation and the state of the Registrant’s business, its progress toward filing its Registration Statement, and the ongoing sales of its Series B preferred stock at $4.50 per share. The exercise price of the options granted in July 2006 was determined based in part on a second report issued by VRC in June 2006, which report valued the Registrant’s common stock at $2.82 per share. In arriving at its conclusion, VRC used income and market approaches and allocated value using the option-pricing method. Other factors considered by the Board in setting the exercise price in excess of the valuation were the fact that the Registrant had in fact successfully filed its S-1 Registration Statement, the Registrant had terminated its relationship with QP, and the Registrant’s independent public auditor had issued an unqualified opinion. The Registrant’s organizational meeting with its investment bankers took place on July 27, 2005. Due to a variety of factors, including the Audit Committee’s investigation into matters related to QP, and its ultimate decision to change auditors, the Registration Statement was not filed until July 3, 2006. In addition, the Registrant had determined to sell Series C Preferred Stock at $4.50 per share plus warrants to qualified institutional investors and large institutional accredited investors.
     The options in the table above vest as to 20% on the one year anniversary of the vesting commencement date, and as to 1/60 each month thereafter until fully vested.
     Options Granted to Non-Employees
     On October 1, 2005, the Registrant granted an option to purchase 10,000 shares of common stock at $2.54 per share to a member of the Registrant’s business and medical advisory board. The option vests ratably over five years. The grant was accounted for in accordance with SFAS No. 123/ 123(R) and EITF 96-18, with the fair value of the option being periodically remeasured as the option vests. Further, the value of any awards that were vested and nonforfeitable at their date of issuance were measured based on the fair value of the equity instruments at the date of issuance. The non-vested portion of the award that is subject to the future performance of the counterparty is adjusted at each reporting date to its fair value based on the then current market value of the Registrant’s stock and other assumptions that management believes are reasonable. The Registrant recorded $8,700 in stock compensation expense related to this grant.
     All Securities Issuances
     On June 30, 2005, the Registrant sold an aggregate of 1,310,046 shares of its Series B preferred stock at $4.50 per share to approximately 44 purchasers.
     In June 2005, the Registrant issued 40,000 shares of its Series A preferred stock at $1.00 per share to a director. The stock was issued upon conversion of a $40,000 note issued in February 2003, which note was convertible at the option of the holder into Series A or common stock in accordance with its terms.
     On July 15, 2005, the Registrant sold an aggregate of 563,095 shares of its Series B preferred stock at $4.50 per share to approximately 18 purchasers.
     On July 20, 2005, a director exercised options to purchase an aggregate of 67,657 shares of common stock.
     On various dates between August 1, and August 31, 2005, the Registrant sold an aggregate of 1,630,178 shares of its Series B preferred stock at $4.50 per share to approximately 67 purchasers.
     In September and November 2005, the Registrant issued to members of its advisory board warrants to purchase an aggregate of 127,500 shares of common stock at $4.50 per share and 12,500 shares of common stock at $4.50 per share to the spouse of an advisory board member. The warrants vest over five years in accordance with a vesting schedule contained in agreements between the advisory board member and the Registrant.
     Also in September 2005, the Registrant issued to a consultant and member of its advisory board a warrant to purchase 50,000 shares of common stock at $4.50 per share. The warrant vested monthly, with the final 25,000 shares to vest upon closing of a co-marketing deal by July 2006 with an identified medical device company with products complementary to the Registrant’s products. The co-marketing agreement was not signed as required and this portion of the warrant lapsed.
     On September 16 and September 30, 2005, the Registrant sold an aggregate of 284,127 shares of its Series B preferred stock at $4.50 per share to approximately 17 purchasers.
     In September 2005, the Registrant issued to a law firm a warrant to purchase 30,374 shares of common stock at $4.50 per share as payment for legal services to be rendered pursuant to a consulting agreement. The warrant vests in relation to the amount of the monthly invoice.

     On October 1, 2005 the Registrant granted options to purchase an aggregate of 2,163,000 shares of common stock at an exercise price of $2.54 per share. These grants are included in Table A, above.
     On October 14 and October 27, 2005, the Registrant sold an aggregate of 312,436 shares of its Series B preferred stock at $4.50 per share to approximately 17 purchasers.
     In October 2005, the Registrant issued to individuals and entities affiliated with Brookstreet Securities Corporation warrants to purchase an aggregate of 1,317,933 shares of common stock at $4.50 per share as partial payment for its services as placement agent for the Series B financing. There are no vesting restrictions on these warrants. The issuance of these warrants did not result in the recognition of compensation expense.
     On January 3, 2006, the Registrant granted options to purchase an aggregate of 220,000 shares of common stock with an exercise price of $2.54 per share. These grants are included in Table A, above.
     On January 25, 2006, the Registrant issued 50,000 shares of common stock to a Dr. Allie, member of its Advisory Board, for services provided at a medical conference. The services provided were valued at $2.54 per share.
     On January 25, 2006, the Registrant issued warrants to purchase 15,000 shares of common stock at $4.50 per share to a consultant. The warrants vest monthly over the course of two years commencing on January 28, 2006.
     On January 25, 2006, the Registrant issued to a consultant warrants to purchase 30,000 shares of common stock at $2.54 per share. The warrants vest in January 2007, assuming achievement of specified contractual milestones by December 31, 2006. Compensation expense is to be measured and recorded at fair value at the time the performance condition is satisfied. This individual, Dr. Wolvos, also completed a clinical study using one of the Registrant’s products.
     On March 31, 2006, the Registrant granted options to purchase an aggregate of 175,000 shares of common stock with an exercise price of $3.00 per share. These grants are included in Table A, above.
     In June 2006, the Registrant issued 15,000 shares of common stock for $2.82 per share to an executive search firm as partial compensation for services rendered to the Registrant.
     On June 14, 2006, in connection with a debt financing arrangement, the Registrant issued to the lender warrants to purchase up to 300,000 shares of its Series B preferred stock at $4.50 per share. 286,137 shares vested on June 4, 2006, and all or a part of the remaining 13,863 shares will vest when and if additional amounts are drawn down under the credit facility. These warrants are immediately exercisable. The Registrant accounted for the warrants as debt issuance cost in the amount of $1,047,000 in accordance with APB Opinion No. 21 “Interest on Receivable and Payables.” The

warrants were recorded at fair value on the date of issuance using the Black-Scholes option pricing model.
     On July 27, 2006, the Registrant granted options to purchase an aggregate of 680,500 shares of common stock with an exercise price of $3.00 per share. These grants are included in Table A, above.
     Stock Compensation Expense
     Total stock compensation expense recorded was as follows:
Expensed

	FY 06	Q1 07	Total
Issued 7/1/2005- 6/30/2006
Warrants	$154,000	$25,000	$179,000

Non-employee stock options	$6,000	$3,000	$9,000

Shares Issued for services	$127,000	$44,000	$170,000

Issued prior to 7/1/2005	$310,000	$52,000	$362,000

Total for period	$597,000	$124,000	$720,000
     The Registrant accounted for the issuance of stock based compensation to non-employees for services using the measurements date guidelines enumerated in SFAS 123 / 123(R) and EITF 96-18. Accordingly, the value of any awards that were vested and nonforfeitable at their date of issuance were measured based on the fair value of the equity instruments at the date of issuance. The non-vested portion of awards that are subject to the future performance of the counterparty are adjusted at each reporting date to their fair values based upon the then current market value of the Registrant’s stock and other assumptions that management believes are reasonable.
     The foregoing analysis does not take into account the charge that will be taken by the Registrant in connection with the grant of options to the Registrant’s Chief Financial Officer, which will be made upon the closing of the Registrant’s initial public offering.